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UNITE]
SECURITIES AND EX(
Washington,

SEC Mail Processing
Section

JUL 07 2009

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22058 [redacted]

FACING PAGE

Infonnation Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 1, 2008 (MM/DD/YY) AND ENDING May 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Buell Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Glastonbury Boulevard, Suite 102
(No. and Street)

Glastonbury	Connecticut	06033
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Berris — (860) 657-1700
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alfin, Fagin, Falce & Company, LLC
(Name - if *individual, state last, first, middle name)*

231 Farmington Avenue	Farmington	Connecticut	06032
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claimsfor exemptionfrom the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement offacts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Chris Berris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Buell Securities Corp., as of May 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public

This report" contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 156-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 156-3.
- ☒ 0) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ALFIN, FAGIN, FALCE & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS CONSULTANTS
231 FARMINGTON AVENUE
FARMINGTON, CONNECTICUT 06032-1915

JEFFREY S. ALFIN, CPA, MBA
MICHAEL W. FAGIN, CPA, MSPA
ROBERT W. FALCE, CPA, CVA
ROBERT H. LONDON, CPA

JOSEPH A. BERNARDI, CPA

FARMINGTON, CONNECTICUT
TEL: (860) 679-5200 FAX: (860) 679-5212
E-MAIL: office@affcpa.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Buell Securities Corp.
200 Glastonbury Boulevard
Glastonbury, CT 06033

We have audited the accompanying statement of financial condition of Buell Securities Corp. (a Connecticut corporation) as of May 31, 2009, and the related statements of income, cash flows and changes in stockholders' equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Buell Securities Corp. as of May 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information presented in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Schedules 1, 2 and 3 are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Very truly yours,

Alfin, Fagin, Falce & Company, LLC

ALFIN, FAGIN, FALCE & COMPANY, LLC
Certified Public Accountants
June 18, 2009

We present the following report as of May 31, 2009:

Exhibit A -	Statement of Financial Condition as of May 31, 2009.
Exhibit B -	Statement of Income for the Year Ended May 31, 2009.
Exhibit C -	Statement of Cash Flows for the Year Ended May 31, 2009.
Exhibit D -	Statement of Changes in Stockholders' Equity for the Year Ended May 31, 2009.
	Notes to Financial Statements.
Schedule 1 -	Computation of Net Capital and Basic Net Capital Requirement and Computation of Aggregate Indebtedness Pursuant to Rule 15C3-1 as of May 31, 2009.
Schedule 2 -	Computation for Determination of Reserve Requirement and Information for Possession or Control Requirements Pursuant to Rule 15C3-3 as of May 31, 2009.
Schedule 3 -	Reconciliation of the Computation of Net Capital and Reconciliation of the Computation of Aggregate Indebtedness under Rule 15C3-1 as of May 31, 2009.
	Independent Auditor's Report on Internal Control Required By SEC RULE 17a-5

EXHIBIT A

BUELL SECURITIES CORP.
GLASTONBURY, CONNECTICUT
STATEMENT OF FINANCIAL CONDITION
MAY 31, 2009

ASSETS

Current Assets:			
Cash and cash equivalents	$ 178,050		
Marketable securities owned, at market value	6,240		
Other assets	57,982		
Total Current Assets		$	242,272
Property and Equipment (net of accumulated depreciation)			-
TOTAL ASSETS		$	242,272

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:			
Commissions payable	$ 65,255		
Accounts payable and accrued expenses	31,696		
Total Liabilities		$	96,951
Stockholders' Equity:			
Common stock	145,700		
Capital in excess of par	16,770		
Accumulated deficit	(15,289)		
Accumulated other comprehensive loss	(1,860)		
Total Stockholders' Equity			145,321
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$	242,272

See Accompanying Notes

EXHIBIT B

BUELL SECURITIES CORP.
GLASTONBURY, CONNECTICUT
STATEMENT OF INCOME
FOR THE YEAR ENDED
MAY 31, 2009

Revenues:				
Securities commissions			$	1,257,154
Operating Expenses:				
Officers' salaries and commissions	$	39,350		
Commissions		587,255		
Office salaries		108,620		
Payroll taxes		58,461		
Rent		104,611		
Depreciation expense		7,208		
Insurance - business		9,570		
Insurance - group		94,156		
Insurance - officers' life		7,345		
Dues and subscriptions		23,605		
Office expenses		23,054		
Communication		50,709		
Legal and audit		19,303		
Retrieval services		39,732		
Clearing expense		73,008		
Property and miscellaneous taxes		2,570		
Computer and software expenses		421		
Advertising		634		
Charitable contributions		600		
Total Operating Expenses				1,250,212
Income Before Provision for Income Taxes				6,942
Provision for income taxes				2,271
Net Income for the Year			$	4,671

See Accompanying Notes

BUELL SECURITIES CORP.
GLASTONBURY, CONNECTICUT
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
MAY 31, 2009

Increase (Decrease) in Cash and Cash Equivalents

Cash Flows From Operating Activities:		
Net income		$ 4,671
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 7,208	
Change in assets and liabilities:		
Increase (Decrease) in Assets and Liabilities:		
Commissions payable	844	
Accounts payable and accrued liabilities	27,926	
Total Adjustments		35,978
Net Cash Provided By Operating Activities		40,649
Cash Flows Used In Financing Activities:		
Purchase of Equipment		(7,208)
Net Decrease in Cash and Cash Equivalents		33,441
Cash and Cash Equivalents at Beginning of Year		144,609
Cash and Cash Equivalents at End of Year		$ 178,050
Supplemental Disclosure of Cash Flow Information:		
Cash paid during the year:		
Interest expense		$ -
Income taxes		$ 577

See Accompanying Notes

BUELL SECURITIES CORP.
GLASTONBURY, CONNECTICUT
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED
MAY 31, 2009

	Common Stock	Capital in Excess of Par	Accumulated Deficit
Balances - May 31, 2008	$ 145,700	$ 16,770	$ (19,960)
Net income	-	-	4,671
Balances - May 31, 2009	$ 145,700	$ 16,770	$ (15,289)

See Accompanying Notes

BUELL SECURITIES CORP.
GLASTONBURY, CONNECTICUT
NOTES TO FINANCIAL STATEMENTS

Note 1 - Business Description:

Buell Securities Corp. (the "Company") operates a broker-dealer business from one location in Glastonbury, Connecticut. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and the Securities Investors Protection Corp. (SIPC).

Note 2 - Accounting Policies:

A. Revenue and Expense Recognition:

The Company maintains its records utilizing the accrual method of accounting. Commissions, revenues and expenses are recorded on a trade-date basis.

B. Depreciation:

The Company provides for depreciation utilizing various methods. Renewals and betterments are capitalized, while expenditures for maintenance and repairs are charged to expenses as incurred. Depreciation expense totaled $7,208 for the year ended May 31, 2009.

C. Income Taxes:

For the year ended May 31, 2009, the federal income tax and state income tax expenses was $2,271.

D. Marketable Securities:

Marketable securities consist of 300 shares of the NASDAQ common stock; fair market value was $6,240 as of May 31, 2009. The unrealized loss for the year ended May 31, 2009 was $4,269.

E. Common Stock:

The Company has 5,000 shares authorized common stock, 1,457 of which are issued and outstanding; the shares have a par value of $100.

F. Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Accounting Policies:

G. New Accounting Pronouncement:

In December 2008, the Financial Accounting Standards Board issued FASB Staff Position (FSP) FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." FSP FIN 48-3 permits an entity within its scope to defer the effective date of FASB Interpretation 48 (Interpretation 48), *Accounting for Uncertainty in Income Taxes*, to its annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to defer the application of Interpretation 48 for the year ending December 31, 2008. The Company evaluates its uncertain tax positions using the provisions of FASB Statement 5, *Accounting for Contingencies.* Accordingly, a loss contingency is recognized when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized.

Management believes that early implementation of FIN48 would result in an immaterial impact to the financial statements.

Note 3 - Clearing Arrangements:

The Company clears security transactions through the Pershing Division ("Pershing") whereby Pershing carries the cash accounts of the customers of the Company on a fully-disclosed basis. Under terms of this agreement, Pershing executes transactions in the customers' accounts, prepares confirmations and summary monthly statements, settles contracts and transactions in securities and performs certain cashiering functions, including receipt and delivery of securities.

Receivables and related securities held at Pershing that are included in cash and cash equivalents as of May 31, 2009 were $110,515.

Under this agreement, the Company is required to maintain a minimum cash deposit of $50,000, on which it receives interest at the Standby Reserve Fund rate. The Company receives commissions and principal trading gains on a monthly basis.

Note 4 - Property and Equipment:

Property and equipment are stated at cost and consists of the following:

Furniture and equipment	$ 112,565
Less: Accumulated depreciation	112,565
Cost Less Depreciation	$ -

Note 5 - Aggregate Indebtedness and Net Capital:

As a registered broker-dealer, the Company is required to comply with the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Act of 1934. Under Rule 15c3-1, the Company must maintain "net capital" as defined in the Rule equal to the greater of 6 2/3% of aggregate indebtedness or $50,000. The Company would be precluded from the distribution of equity capital if net capital were less than 10% of such indebtedness.

As of May 31, 2009, the Company has net capital of $134,515 which was $84,515 in excess of the minimum required.

Note 6 - Rent Expense:

In September 2005, the Company negotiated a lease for 4,531 square feet of office space located in Glastonbury, Connecticut. The lease term is from December 22, 2005 through May 31, 2011 and obligates the Company to pay a pro rata share of operating expenses. Total rent expense for the year ended May 31, 2009 was $104,611.

At May 31, 2009, future minimum lease payments over the term of the lease were as follows:

May 31, 2010	$ 109,871
May 31, 2011	112,137
Total	$ 222,008

Note 7 - Retirement Plan and Employee Benefits:

The Company maintains a non-contributory 401k retirement plan covering substantially all employees. The Company also maintains a Section 125 Cafeteria Plan for the benefit of its electing employees.

Note 8 - Advertising Costs:

Advertising costs for the year ended May 31, 2009 was $634.

BUELL SECURITIES CORP.
GLASTONBURY, CONNECTICUT
COMPUTATION OF NET CAPITAL AND BASIC NET CAPITAL REQUIREMENT AND COMPUTATION OF AGGREGATE INDEBTEDNESS PURSUANT TO RULE 15C3-1
MAY 31, 2009

Stockholders' Equity, per Exhibit A		$ 145,321
Less: Nonallowable assets & other deductions:		
Other assets	$ 7,834	
Total Nonallowable Assets & Other Deductions		7,834
Net capital before haircuts on security positions		137,487
Haircuts on trading securities computed pursuant to Rule 15c3-1(c)		2,972
Net Capital		134,515
Less: Net capital requirement (greater of $6,463, 6 2/3% of aggregate indebtedness of $96,951, or $50,000)		50,000
Net Capital in Excess of Requirement		$ 84,515
Computation of Aggregate Indebtedness:		
Aggregate indebtedness, per Exhibit A		96,951
Less: Non-Aggregate indebtedness liabilities		-
Aggregate Indebtedness		$ 96,951
Percentage of Aggregate Indebtedness to Net Capital		72%

BUELL SECURITIES CORP.
GLASTONBURY, CONNECTICUT
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15C3-3
MAY 31, 2009

The company clears all customer transactions through Pershing LLC on a fully disclosed basis and is exempt from Rule 15c3-3 under the exemptive provision Section (k)(2)(ii).

BUELL SECURITIES CORP.
GLASTONBURY, CONNECTICUT
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL AND RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1
MAY 31, 2009

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of May 31, 2009) is as follows:

Net capital, as reported in the Company's Part II (unaudited) Focus report	$	134,515
Adjustments:		
None		
Total Adjustments		-
Net Capital, per Audit Report - Schedule 1	$	134,515

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of May 31, 2009) is as follows:

Aggregate indebtedness, as reported in the Company's Part II (unaudited) Focus Report	$	96,951
Adjustments:		
None		
Total Adjustments		-
Requirement, per Audit Report - Schedule 1	$	96,951

See Accompanying Notes

ALFIN, FAGIN, FALCE & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS CONSULTANTS
231 FARMINGTON AVENUE
FARMINGTON, CONNECTICUT 06032-1915

JEFFREY S. ALFIN, CPA, MBA
MICHAEL W. FAGIN, CPA, MSPA
ROBERT W. FALCE, CPA, CVA
ROBERT H. LONDON, CPA

JOSEPH A. BERNARDI, CPA

FARMINGTON, CONNECTICUT
TEL: (860) 679-5200 FAX: (860) 679-5212
E-MAIL: office@affcpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Buell Securities Corp.
200 Glastonbury Boulevard
Glastonbury, Connecticut 06033

In planning and performing our audit of the financial statements of Buell Securities Corp. for the year ended May 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We have also considered the Anti-Money Laundering (AML) Compliance and Supervisory Procedures of Buell Securities Corp. (a Connecticut corporation) as of May 31, 2009, as required by the USA Patriot Act of 2001 and NASD Rule 3011. These procedures are the responsibility of the Company's management. Our responsibility was to determine the adequacy of and adherence to these procedures, based on our findings.

Based on our study of the anti-money laundering compliance procedures referred to above, we believe that they collectively provide reasonable assurance that these procedures are adequate and implemented in accordance with the guidelines provided by the United States Treasury Department's Office of Foreign Asset Control, created by the United States Patriot Act. No findings were cited within our examination; any matters discussed have been determined to be immaterial with respect to the effects on obtaining such reasonable assurance for purposes of expressing our opinion.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2009 to meet the SEC's objectives.

We examined the Corporation's policies regarding anti-money laundering for compliance with those policies specified by the Banking Secrecy Act, the United States Patriot Act, the United States Treasury Department's Office of Foreign Asset Control and the National Association of Securities Dealers, Inc.

In our opinion, the anti-money laundering compliance procedures referred to above, provide reasonable assurance that the procedures are adequate and implemented in accordance with the guidelines provided by the United States Treasury Department's Office of Foreign Asset Control, created by the United States Patriot Act.

This report is intended solely for the information and use of the Board of Directors and management of Buell Securities Corp., the Securities and Exchange Commission and any other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Alfin, Fagin, Falce & Company, LLC

ALFIN, FAGIN, FALCE & COMPANY, LLC
Certified Public Accountants

June 18, 2009